

Mail Stop 4631

April 21, 2016

Via e-mail
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

>   **Re: DSwiss, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed April 8, 2016**
>   **File No. 333-208083**

Dear Mr. Leong:

   We have reviewed your registration statement and have the following comments.

Outside Front Cover Page of Prospectus

1.   We reissue comment 1 of our letter dated March 24, 2016. Please revise your dealer prospectus delivery obligation to state that the obligation extends for 90 days after the effective date of your registration statement. Please refer to Section 4(a)(3) of the Securities Act of 1933 and Rule 174 of Regulation C.

Management's Discussion and Analysis, page 13

Results of Operations, page 13

2.   We note your response to comment 3 of our letter dated March 24, 2016.   Please revise to indicate what portion of your revenues during the periods you cover here are derived through your discounted bulk selling program, as well as the magnitude of the discount that you offer to participants in this program.

Contractual Obligations, Commitments and Contingencies, page 14

3.   Please reconcile your statement that the convertible notes are only convertible at the option of the holder with your statement that they will convert upon an "equity

financing." Please also clarify whether the offering that is the subject of this registration statement would constitute an "equity financing" for purposes of the conversion feature of these notes.

Selling Shareholders, page 20

4. In your supplemental response to comment 4 of our letter dated March 24, 2016, you indicate that Weld Asia Associates had:
   - Two employees from August 23, 2011 to October 22, 2013;
   - Three employees from October 22, 2013 to January 2, 2014;
   - Two employees from January 2, 2014 to November 18, 2015; and
   - Two employees from November 18, 2015 through the present.

   However, Weld Asia Associates' reports filed with the PCAOB indicate:
   - four accountants (two of which were CPAs) and six total personnel on November 1, 2012 and June 24, 2013;
   - six accountants (two of which were CPAs) and fifteen total personnel on June 9, 2014 and June 5, 2015.

   Please advise as to these discrepancies, and please indicate the names of all employees.

Convertible Notes, page 21

5. Please revise to reflect your issuance of the convertible notes that you issued in November of 2015, both here and on page 28 in your discussion of recent unregistered sales of securities. Please note that your discussion on page 28 must include the identities of the persons to whom your convertible notes were sold, the exemption from registration claimed, and the terms of conversion. Please refer to Item 701 of Regulation S-K.

Financial Statements

11. Subsequent Events, page F-15

6. You disclosed that you have evaluated all events or transaction that occurred after December 31, 2015 up through the date you presented these audited consolidated financial statements. Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Exhibits to Registration Statement, page 28

7. Please note that you may not rely on Rule 24b-2 under the Exchange Act to submit confidential treatment requests because this is not an Exchange Act filing. Please revise to refer to Rule 406 of the Securities Act, both in your exhibit index and in exhibits 10.1 and 10.2.

Leong Ming Chia
DSwiss, Inc.
April 21, 2016
Page 3

    8. Please file your convertible notes as exhibits to your registration statement.

        You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

        Sincerely,

        /s/ Jay Ingram

        Jay Ingram
        Legal Branch Chief
        Office of Manufacturing and
        Construction

CC: Benjamin Bunker (*via e-mail*)
        Bunker Law Group PLLC